O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

November 5, 2020

VIA EDGAR AND ELECTRONIC MAIL

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment & Management Company (the “Company”)
Definitive Additional Materials on Schedule 14A Filed October 30, 2020
Filed by Land & Buildings Investment Management, LLC et al (collectively, “Land & Buildings”)
File No. 001-13232

Dear Mr. Shainess:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 3, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the above-referenced material.

DFAN14A Filed October 30, 2020

1.	A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. With a view toward revised disclosure in your next filings, please provide support for the excerpted messages posted to social media below. Your response should include adequate factual support for your belief that Aimco’s investment in IQHQ was undertaken “solely” for Mr. Considine “to be associated with highly regarded Life Science executives” and support for your view that Aimco is deliberately delaying certain filings. Please also advise us of the specific filings that Land & Buildings believes Aimco is refusing to make.
•	“$AIV blatant disregard for shareholders is shown in the $50M unrelated investment in life sciences, solely for Chairman/CEO Considine to be associated with highly regarded Life Science executives at the expense of AIV shareholders, in our view.”
•	“CEO Considine today on 3Q earnings call refused to answer any questions on spin and is apparently refusing to make public SEC filings with critical details of spin until after 11/4 record date to consent to special meeting, further disenfranchising shareholders in our view.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 5, 2020

 Land & Buildings acknowledges the Staff’s comment and provides the Staff with the following support for the aforementioned statements.

With respect to Land & Buildings’ belief that Aimco’s investment in IQHQ was undertaken “solely” for Mr. Considine “to be associated with highly regarded Life Science executives”, Land & Buildings notes that an investment in life sciences is highly atypical for a REIT that is “focused on the ownership, management, redevelopment, and some development of quality apartment communities” (AIV 10-K filed with the SEC on February 24, 2020). Further, on the Company’s Q3 2020 earnings call, Mr. Considine implied that the investment was made in order to be associated with highly regarded life sciences individuals. Specifically, Mr. Considine stated the following on the call:

“The second question is the $50 million was an expression of commitment to Allen Gold, a very talented entrepreneur whom you must know, who's had great success with Alexandria and Biomed and other such, and is going to do it again. And we think the opportunity to invest in a collaborative way with him, will bring with it opportunities that we cannot quantify today.”

Land & Buildings therefore asks the following questions: What does investing in life sciences have to do with owning and operating apartments? How will having an association with a talented entrepreneur in life sciences be beneficial to an apartment company? Land & Buildings therefore believes Mr. Considine decided to invest in IQHQ not for the benefit of AIV (given AIV owns and operates apartments, not investments in life sciences) in order to be associated with high profile life sciences executives like Mr. Gold as stated on the Q3 2020 earnings call. Mr. Considine’s concerning track record, as detailed at length throughout our special meeting solicitation materials and briefly highlighted below, gives Land & Buildings further reason to question Mr. Considine’s motives. Similar to the proposed spin-off, which has favorable tax benefits for Mr. Considine as an OP unit holder, Land & Buildings believes this investment was made to benefit Mr. Considine and not AIV or its shareholders.

With respect to Land & Buildings’ view that Aimco is deliberately delaying certain filings, Land & Buildings is referring to the Form 10 filings that contain material information regarding the Company’s proposed spin-off, which have yet to be filed with the SEC despite the fact that the proposed transaction is expected to be completed in December 2020. Although Land & Buildings understands that the Form 10 has been filed confidentially with the SEC, companies typically file the Form 10 a reasonable amount of time before the transaction is set to be completed so that shareholders have an opportunity to review pertinent information regarding such transaction. Notably, the Company announced the proposed spin-off on September 14, 2020 and it is now November 5, 2020 yet no Form 10 has been filed with the SEC.

November 5, 2020

Further, on the Company’s 3Q 2020 earnings call, Mr. Considine stated the following: “Full SEC descriptions of these plans are expected in Form 10 filings expected to be published in the next few days. Until then, I'll not be able to add much on this subject beyond what I've already said.” The earnings call was held on October 30, 2020, and a few business days later (as the SEC is not open for filings on the weekend) brings us to on or after the November 4, 2020 record date. Indeed, as noted above, today is November 5, 2020 and the Form 10 filings have still not been filed with the SEC.

Given this Company’s troubling track record under the leadership of Mr. Considine, together with Land & Buildings’ concerns regarding the proposed spin-off, Land & Buildings believes Mr. Considine is purposefully delaying the Form 10 filings given that they would reveal material information regarding the spin-off expected to close next month that could be pertinent to Land & Buildings’ solicitation against the proposed transaction. As Land & Buildings has detailed throughout its solicitation materials, the Company has refused to put the spin-off to a shareholder vote and appears to be rushing to complete the transaction in December 2020 despite Land & Buildings’ call for an advisory vote on the spin-off through a special meeting (which has likewise been supported by shareholders based on numerous discussions to date and leading proxy advisory firms Institutional Shareholder Services and Glass Lewis).

For these reasons, together with Land & Buildings’ belief that the proposed spin-off was not devised with the best interest of shareholders in mind and that CEO and Chairman Considine is conflicted due to the differential tax treatment of AIV shareholders and OP unit holders pursuant to the spin-off (i.e. as a unit holder he will not be subject to tax on the deal), Land & Buildings believes Mr. Considine has motive to conceal pertinent information regarding the spin-off from AIV shareholders, which is why Land & Buildings believes the Form 10 filings have been delayed for so long since the September 14th announcement.

With respect to the Staff’s comment about potentially including support in future filings, Land & Buildings respectfully advises the Staff that there are specific character limits on various social media websites, including Twitter, which significantly limit the amount of information that Land & Buildings can include in any individual tweet. Land & Buildings nonetheless understands its obligations and is committed to only making statements that have adequate support. Further, Land & Buildings highlights to the Staff that the aforementioned statements were represented as Land & Buildings’ views.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Meagan M. Reda
Meagan M. Reda